J. Kevin Blodgett Dynegy Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002 Kevin.Blodgett@dynegy.com (713) 507-6847 (phone) (713) 356-2185 (fax)

May 28, 2009

Via Edgar and Facsimile
202-772-9202

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington D.C.  20549-3561

Attention:   H. Christopher Owings, Assistant Director

Re:	Dynegy Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
File No. 001-33443

Ladies and Gentlemen:

This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 15, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Definitive Proxy Statement on Schedule 14A filed April 6, 2009.  For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below each such comment is the Company’s response.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of the information, the Staff does not concur with our analysis.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits, Financial Statements Schedules, page 86

1.
We note that you filed several credit related and other agreements as material contracts under Item 601(b)(10) of Regulation S-K.  We further note that for some of these agreements, for example exhibits 10.14 and 10.15, you did not provide the schedules and exhibits to these agreements.  These are only examples, please review all the agreements you have filed as exhibits and with your next current or periodic report, please file complete copies of these agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents.

Response:
Pursuant to Item 601(b)(10) of Regulation S-K, the Company files as an exhibit each contract not made in the ordinary course of business that is material to the Company.  The Company does not file schedules or exhibits to any such contract unless the schedules or exhibits contain information that is material to an investor’s understanding of the contract and the material information is not otherwise disclosed or discussed in the Company’s filing.  This approach is consistent with the provision regarding schedules and exhibits in Item 601(b)(2).  The Company acknowledges that Item 601(b)(10) does not include a provision similar to the provision in Item 601(b)(2), but the Company believes its current approach provides investors with all information necessary to make their investment decisions.  In future filings, the Company will include its agreement to furnish supplementally (and confidentially, to the extent confidential treatment is appropriate, sought and granted) to the Commission upon request copies of any omitted schedules and exhibits to its material contracts.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 22

2.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., T. Rowe Price Associates, Inc., Capital World Investors and FMR LLC.

Response:
In future filings, the Company will clarify its disclosure concerning the voting and investment control of shares held by the LS Entities.  To the extent applicable in future filings, the Company’s beneficial holdings table concerning the shares held by the LS Entities will be revised as disclosed in the table and footnotes set forth below.

T. Rowe Price Associates, Inc., Capital World Investors and FMR LLC each filed a Schedule 13G that the Company relied upon to report their voting and investment power.  The Company does not have any reason to believe that the information in such filings was not complete or accurate.  In future filings to the extent applicable, the Company intends to continue to provide disclosure in the same manner as set forth below, relying upon the statements filed pursuant to Section 13(d) or 13(g) of the Exchange Act in accordance with Item 403 of Regulation S-K and instruction 3 thereto.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

	Number of Shares(1)
	Class A Common Stock	Class B Common Stock	Percent of Class A Common Stock(2)	Percent of Class B Common Stock(2)	Percent of Total Outstanding Common Stock(2)
LS Power Associates, L.P.(3)(13)	—	48,842,270	—	14.4%	5.8%
LS Power Equity Partners, L.P.(3)(13)	—	175,117,329	—	51.5%	20.8%
LS Power Partners, L.P.(3)(13)	—	5,686,822	—	1.7%	*
LS Power Equity Partners PIE I, L.P.(3)(13)	—	106,186,603	—	31.2%	12.6%
LSP Gen Investors, L.P.(3)(13)	—	4,166,976	—	1.2%	*
T. Rowe Price Associates, Inc.(4)	34,988,678	—	6.9%	—	4.1%
Capital World Investors(5)	34,920,000	—	6.9%	—	4.1%
FMR LLC(6)	11,223,876	—	2.2%	—	1.3%

…..
(3)
All outstanding shares of our Class B common stock are held of record by the LS Entities.  LS Power Development, LLC, as the shareholder representative for the LS Entities, retains ultimate investment and voting control of the shares held by the LS Entities.  The address for all LS Entities is c/o LS Power, 1700 Broadway, New York, NY 10019.

(4)
According to Schedule 13G filed February 12, 2009 by T. Rowe Price Associates, Inc. (“T. Rowe”). According to such Schedule 13G, T. Rowe has sole voting power with respect to 8,384,236 shares and sole dispositive power with respect to 34,988,678 shares. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)
According to Schedule 13G filed February 13, 2009 by Capital World Investors (“Capital Investors”). According to such Schedule 13G, Capital Investors has sole voting power with respect to 13,900,000 shares and sole dispositive power with respect to 34,920,000 shares. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(6)
According to Schedule 13G filed February 17, 2009 by FMR LLC (“FMR’). According to such Schedule 13G, FMR has sole voting power with respect to 895,151 shares and sole dispositive power with respect to 11,223,876 shares. The address for FMR is 82 Devonshire Street, Boston MA 02109.

….
(13)
As a result of Messrs. Segal’s, Hardenbergh’s and Bartlett’s position, relationship and/or affiliation with the general partners of each of LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P., such persons may each be deemed to share beneficial ownership of the shares of Class B common stock beneficially owned by the LS Entities. Messrs. Segal, Hardenbergh and Bartlett each disclaim beneficial ownership of all such shares.

Compensation Discussion and Analysis, page 25

Market Competitiveness, page 28

3.
It appears that you used Towers Perrin’s 2008 Executive Compensation Database and Long-Term Incentive Plan Report to benchmark your salaries.  Please revise to identify the component companies of these benchmarks, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

Response:
In considering the requirements of Item 402(b)(2) and subsection (xiv) thereunder, the Company does not believe that identification of the component companies of the general industry survey data is material information that is required to be disclosed in the Company’s Compensation Discussion and Analysis.  In reaching its conclusion the Company also considered Instruction 3 to Item 402(b) of Regulation S-K, which provides that the Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.

Over 750 companies in 11 broad industry categories participated in the Towers Perrin survey.  The Company did not select or have any influence over the companies that participated in this survey.  The Company’s particular survey group was comprised of approximately 100 companies consisting of companies from the broad 11 categories with revenues between $3 and $6 billion.  The Company refers to this subset in its proxy statement as the general industry survey data.  The vast majority of these companies are not the Company’s direct peers and their inclusion in the general industry survey data was solely a result of their independent election to participate in the survey.  The data provided by each company in the general industry survey data were treated equally by Towers Perrin (i.e., larger companies are not weighted more heavily).

As mentioned in the Company’s proxy statement, the general industry survey data primarily were relied upon in determining market competitiveness, as the larger statistical sample size should reflect less variability and volatility. The survey responses of any particular company are not independently material or significant due to the large number of survey respondents, as disclosed by the Company in its proxy statement.  For these reasons, taking into consideration all applicable facts and circumstances, the Company has concluded that identifying each of the component companies in the general industry survey is not material to an investor’s understanding of Dynegy’s compensation program.  The Company believes that a general description of the material aspects of the general industry survey database is more useful to a stockholder’s understanding of why the Compensation and Human Resources Committee used such data.  In future filings to the extent applicable, in order to further clarify the characteristics of the data, the Company proposes to modify its disclosure as follows:

“Additionally, Towers Perrin used data from its 2008 Executive Compensation Database and Long-Term Incentive Plan Report to provide data for positions with similar roles and responsibilities as our Named Executive Officers. The survey data were provided from over 750 ~~general industry~~ companies from 11 broad industry categories.  This group of 750 companies was narrowed to those companies with revenues between $3 and $6 billion.  The survey data from this group was updated using an assumed annual update factor of 4.0%, and is referred to as the general industry survey data.  As a result, the general industry survey data includes only those companies with ~~characteristics and~~ revenues similar to ours.  The comparator group proxy statement data described in the preceding paragraph provide an industry-based context for the Human Resources Committee’s executive compensation decisions. However, because of the limited number of comparator companies, the different focus of their operations and because we compete for talent within a broader ~~general~~ industry group, the Human Resources Committee uses this ~~aggregate~~ general industry survey data ~~merely~~ as an additional reference point. The general industry survey data primarily are relied upon in determining market competitiveness, as the larger statistical sample size should reflect less variability and volatility. There are approximately 100 companies in the general industry survey group, none of which are considered material on an individual basis because the Human Resources Committee considers the general industry survey group as a whole.”

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

Review and Approval of Transactions with Related Persons, page 59

4.
You disclose that the Audit and Compliance Committee or, at the Board’s discretion, a majority of directors disinterested from the transaction, will review and approve transactions with related persons.  Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K.  Specifically, indicate who a related person is and how you will determine whether a transaction “involves” a related person.  Also indicate whether any of the related person transactions you describe above this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Response:
In future filings, the Company will revise its disclosure concerning transactions with related persons to provide additional information regarding the Company’s policies and procedures relating to the review and approval of such transactions.  To the extent applicable in future filings, the Company’s disclosure will be revised as follows:

Former JV Development.    Upon the closing of the LS Power Merger, Dynegy and the LS Entities entered into two joint ventures involving a “Development Company” and a “Project Holding Company,” each of which was 50%-owned by the respective parties. The primary purpose of the joint ventures was to pursue certain power development projects between us and certain of the LS Entities. The Project Holding Company owned development projects directly or through subsidiaries, while the Development Company owned no material assets, but (1) provided development and other operational services to the Project Holding Company and (2) evaluated opportunities presented by us and the LS Entities for potential contribution to the Project Holding Company.  Effective January 1, 2009, we entered into an agreement with the LS entities to dissolve the joint ventures.  In accordance with the Board’s policy relating to the approval of transactions with related parties (as described below under “Review and Approval of Transactions with Related Parties”), the agreement was approved by the Independent Director Committee.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

Review and Approval of Transactions with Related Persons

Following the completion of the transactions contemplated by the LS Power Merger, our Board adopted a written policy relating to the approval of transactions with related parties. In general, for purposes of this policy a related party transaction is a transaction to which Dynegy is a party, or a material amendment to any such transaction, and with respect to which ~~involving~~ a related party ~~and~~ is directly, or to our knowledge, indirectly, a party ~~Dynegy~~. Under our policy, a “related party” is an executive officer, director or nominee for director of Dynegy, a person known to us to be the beneficial owner of more than 5% of our voting securities, an immediate family member of an executive officer, director, nominee for director or 5% stockholder, and any entity owned or controlled by any of the foregoing individuals or in which any such individual serves as an executive officer or general partner or, together with any other such individuals, owns 10% or more of the equity interests of such an entity. Our policy requires the Audit and Compliance Committee or, at the Board’s discretion, a majority of directors disinterested from the transaction, to review and approve related party transactions. The Board intends for the Independent Director Committee to be the group of directors who will consider such related party transactions. In reviewing and approving any related party transactions or material amendments to any such transaction, the Audit and Compliance Committee (or, the Independent Director Committee, as the case may be) must satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the transaction and must determine that the related party transaction is fair to Dynegy. Generally, transactions between Dynegy and joint ventures are reviewed and approved under our related party policy, with the exception of certain specified transactions involving less than $50 million that are excluded from the policy’s approval procedures. A copy of our related party transactions policy is available on our web site at www.dynegy.com.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the Comment Letter.  If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-507-6847; Kent Stephenson, Senior Vice President and Deputy General Counsel at 713-767-0386; or Eric Johnson of Locke Lord Bissell & Liddell LLP at 713-226-1249.  Thank you.

Very truly yours,

/s/ J. Kevin Blodgett

J. Kevin Blodgett
EVP and General Counsel

cc:	Mr. Scott Anderegg, Staff Attorney, Securities and Exchange Commission
Ms. Ellie Bavaria, Special Counsel, Securities and Exchange Commission
Mr. Bruce A. Williamson, Chairman, President and Chief Executive Officer, Dynegy Inc.
Mr. Kent Stephenson, SVP & Deputy General Counsel, Dynegy Inc.
Mr. Eric Johnson, Locke Lord Bissell & Liddell LLP
Mr. Herb Listen, Ernst & Young LLP